SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For January 6, 2012

______________________

Archer Limited

Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton HM 08
Bermuda
 (Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“Archer Limited Third Quarter 2011 Results,” press release dated November 22, 2011.
99.2	Archer Limited Third Quarter 2011 Results.
99.3	“Archer Limited - Mandatory notification of trade,” press release dated November 23, 2011.
99.4	“Archer Limited - Mandatory notification of trade,” press release dated November 24, 2011.
99.5	Notification pursuant to Section 4-2 of the Securities Trading Act, dated November 25, 2011.
99.6	“Archer Limited - Supplementary financial information,” press release dated December 1, 2011.
99.7	“Archer Limited - Financial Calendar 2012,” press release dated December 20, 2011.
99.8	“Archer Limited : Share capital increase,” press release dated December 30, 2011.
99.9	“Archer Limited : Change in principal officers and financial update,” press release dated January 1, 2012.
99.10	“Archer announces a new organizational structure and adds senior positions to its North American management team,” press release dated January 3, 2012.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may contain forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Archer management’s examination of historical operating trends. Included among other factors that in Archer’s view could cause actual results to differ materially from the forward-looking statements contained in this document are the following: the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, government regulations, changes in economical conditions or political events, inability of Archer to obtain financing for new investments on favorable terms, changes of the spending plan of Archer’s customers, changes in Archer’s operating expenses including crew wages, insurance, repairs and maintenance, failure of yards to comply with delivery schedules on a timely basis and other risks indicated in the risk factors included in Archer’s registration statement on Form F-4, filed with the US Securities and Exchange Commission on January 24, 2011, and other filings with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHER LIMITED (Registrant)
By: Archer Management (US) LLC

Date: January 6, 2012

/s/ Max Bouthillette
Name: Max Bouthillette
Title: Vice President and General Counsel